FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)


21 April 2005

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                           QUARTER ENDED 31 MARCH 2005


COLT Telecom Group plc (COLT), a leading European provider of business communications said today that it was making good progress in the implementation of its new strategic plan announced in the autumn, even though markets remain challenging.

FIRST QUARTER HIGHLIGHTS

Compared to Q4 2004:

     - Turnover decreased by 0.4% to GBP307.1 million. On a constant currency basis turnover decreased by 0.2% but was up by 1.2% after also excluding reductions in fixed to mobile prices

     - Gross margin before depreciation decreased by 0.2 percentage points to 34.0%

     - Selling, general and administrative expenses were reduced by GBP2.6 million to GBP67.5 million

     -    EBITDA (1) increased by GBP1.7 million to GBP37.1 million

     -    Net capital expenditure decreased by GBP3.9 million to GBP31.4 million

     - Free cash flow improved by GBP10.9 million to an outflow of GBP15.9 million (after setting aside GBP9.7 million to support a major new supply agreement)

Compared to Q1 2004:

     - Turnover increased by 1.4%. On a constant currency basis turnover decreased by 0.3% but was up by 2.2% after also excluding reductions in fixed to mobile prices

     - EBITDA (1) decreased by GBP10.5 million (reflecting the costs of India transition and additional IT investment)

(1) EBITDA is earnings before interest, tax, depreciation, foreign exchange and debt settlement expense

The Company's financial position is strong, with cash of GBP349.0 million at the end of the quarter.

COLT Chairman Barry Bateman said:

"In continuing tough markets we maintained revenues, controlled costs and improved EBITDA. At the same time we made significant progress in the implementation of the strategic initiatives announced last October."

Jean-Yves Charlier, Chief Executive Officer, said:

"We continue the process of implementing our strategy "Future in Focus". Our innovative COLT IP Voice service was launched last week with a market challenging flat rate tariff per user. We have refocused our organisation introducing a standard operating model throughout COLT. Investment has continued in India with a further 71 positions moving offshore. We have further strengthened our management team with the appointment today of Dr Alireza Mahmoodshahi to the role of Chief Technology Officer where he will drive forward our programme of product innovation. In addition, an extensive programme of other initiatives is underway throughout the business.

"During the quarter revenues remained flat but improved revenue mix and tighter focus on costs resulted in EBITDA increasing to GBP37.1 million from GBP35.4 million in the previous quarter. During the quarter we redeemed a further GBP80.9 million of bonds and not withstanding the cash outflow for the period, we remain confident of becoming free cash flow positive on a sustainable basis later this year."

FINANCIAL REVIEW

Results for the quarter are reported under International Financial Reporting Standards (IFRS). Results for comparative periods have been restated to conform to IFRS.

Total turnover

Turnover for the quarter was GBP307.1 million (Q4 2004: GBP308.3 million; Q1 2004: GBP302.9 million) a decrease of 0.2% over the fourth quarter of 2004 and of 0.3% over the first quarter of 2004 on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency turnover increased by 1.2% over the fourth quarter of 2004 and by 2.2% over the first quarter of 2004.

The proportion of non-switched turnover increased to 39.6% of total turnover (Q4 2004: 39.1%; Q1 2004: 37.9%). Within switched turnover the proportion of carrier decreased to 32.7% (Q4 2004: 34.2%; Q1 2004: 34.0%).

Corporate turnover

Turnover from corporate customers for the quarter decreased by 0.1% to GBP180.0 million (Q4 2004: GBP180.2 million) and increased by 2.8% over the first quarter of 2004 (Q1 2004: GBP175.1 million). Turnover from corporate customers represented 59% of total turnover in the quarter (Q4 2004: 58%; Q1 2004: 58%). Switched turnover for the quarter decreased by 2.3% to GBP83.2 million (Q4 2004:
GBP85.2  million) and decreased by 7.1% over the first quarter of 2004 (Q1 2004:
GBP89.6 million). Non-switched turnover for the quarter increased by 2.0% to GBP96.4 million (Q4 2004: GBP94.5 million) and increased by 13.5% over the first quarter of 2004 (Q1 2004: GBP84.9 million).

Wholesale turnover

Turnover from wholesale customers for the quarter decreased by 0.8% to GBP127.1 million (Q4 2004: GBP128.1 million) and decreased by 0.5% over the first quarter of 2004 (Q1 2004: GBP127.8 million). Turnover from wholesale customers represented 41% of total turnover in the quarter (Q4 2004: 42%; Q1 2004: 42%). Switched turnover for the quarter decreased by 0.1% to GBP102.0 million (Q4 2004: GBP102.1 million and increased by 4.3% over the first quarter of 2004 (Q1 2004: GBP97.8 million). Included in switched turnover from wholesale customers was turnover from other telecommunications carriers of GBP60.5 million (Q4 2004:
GBP63.9 million; Q1 2004: GBP63.7 million). Non-switched turnover for the quarter decreased by 3.7% to GBP25.1 million (Q4 2004: GBP26.1 million) and decreased by 16.1% over the first quarter of 2004 (Q1 2004: GBP29.9 million).

Cost of sales

Cost of sales for the quarter  decreased  by 1.5% to GBP251.8  million (Q4 2004:
GBP255.6 million) and increased by 2.8% over the first quarter of 2004 (Q1 2004:
GBP244.9 million).

Interconnection and network costs for the quarter decreased by 0.1% to GBP202.6 million (Q4 2004: GBP202.8 million) and increased by 2.3% over the first quarter of 2004 (Q1 2004: GBP198.1 million).

Network depreciation for the quarter decreased by 6.8% to GBP49.2 million (Q4 2004: GBP52.8 million) and increased by 5.1% over the first quarter of 2004 (Q1 2004: GBP46.8 million). The decrease compared with the fourth quarter of 2004 reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating expenses

Operating expenses for the quarter decreased by 4.2% to GBP74.8 million (Q4 2004: GBP78.0 million) and increased by 16.0% over the first quarter of 2004 (Q1 2004: GBP64.5 million).

Selling, general and administrative (SG&A) expenses for the quarter decreased by 3.8% to GBP67.5 million (Q4 2004: GBP70.1 million) and increased by 18.1% over the first quarter of 2004 (Q1 2004: GBP57.1 million). SG&A expenses as a proportion of turnover for the quarter were 22.0% (Q4 2004: 22.7%; Q1 2004:
18.9%). The increase in SG&A expenses over the first quarter of 2004 arose principally from the costs associated with the establishment of COLT's presence in India and additional IT investment.

Other depreciation for the quarter decreased by 7.7% to GBP7.3 million (Q4 2004:
GBP7.9 million) and decreased by 1.0% over the first quarter of 2004 (Q1 2004:
GBP7.3 million).

Interest receivable, interest payable and similar charges

Interest receivable for the quarter decreased by GBP1.2 million to GBP3.2 million (Q4 2004: GBP4.4 million) and decreased by GBP2.7 million over the first quarter of 2004 (Q1 2004: GBP5.9 million). The decreases were as a result of reduced average balances of cash following the redemption of some of the Company's outstanding notes during 2004 and the first quarter of 2005.

Interest payable and similar charges for the quarter decreased by GBP3.3 million to GBP14.4 million (Q4 2004: GBP17.7 million) and decreased by GBP6.8 million over the first quarter of 2004 (Q1 2004: GBP21.2 million). These decreases were due to the reduction in debt levels following the redemption of some of the Company's outstanding notes during 2004 and the first quarter of 2005.

Interest payable and similar charges for the quarter included GBP6.8 million (Q4 2004: GBP7.4 million; Q1 2004: GBP11.9 million) of interest and accretion on convertible debt and GBP7.2 million (Q4 2004: GBP8.9 million; Q1 2004: GBP8.8 million) of interest and accretion on non-convertible debt.

Exchange gains

For the quarter there were exchange gains of GBP0.1 million (Q4 2004: loss of GBP0.2 million; Q1 2004 gain of GBP0.2 million).

Tax on loss on ordinary activities

COLT had no taxable profits in the quarter ended 31 March 2005 nor in the comparable quarters of 2004.

Cash flow

Net movement in cash was an outflow of GBP96.8 million (Q4 2004: outflow of GBP348.8 million; Q1 2004: inflow of GBP14.2 million) mainly as a result of bond redemptions during the quarter.

There was a free cash outflow (1) of GBP15.9 million in the quarter after setting aside GBP9.7 million to support a major new supply agreement (Q4 2004: outflow of GBP26.8 million; Q1 2004: inflow of GBP13.8 million).

On 21 January 2005, all of the outstanding 10.125% Senior Notes due 2007 and the 8.875% Senior Notes due 2007 were redeemed at par for GBP80.9 million (Q4 2004:
GBP322.0 million; Q1 2004: GBPnil).

COLT had balances of cash at 31 March 2005 of GBP349.0 million compared with GBP452.7 million at 31 December 2004 and GBP786.1 million at 31 March 2004. The decreases are primarily as a result of bond redemptions.

(1) Free cash flow represents the sum of cash generated from operating activities less net cash used in investing activities and net interest paid.


                             FINANCIAL INFORMATION

                         Consolidated income statement

                                              Three months ended 31 March
                                          2004            2005            2005
                                       GBP'000         GBP'000           $'000
Turnover                               302,856         307,137         580,120

Cost of sales
Interconnect and network              (198,090)       (202,598)       (382,667)
Network depreciation                   (46,808)        (49,206)        (92,940)
                                      (244,898)       (251,804)       (475,607)

Gross profit                            57,958          55,333         104,513

Operating expenses
Selling, general and administrative    (57,127)        (67,487)       (127,469)
Other depreciation                      (7,338)         (7,268)        (13,728)
                                       (64,465)        (74,755)       (141,197)

Operating loss                          (6,507)        (19,422)        (36,684)

Other income (expense)
Interest receivable                      5,863           3,227           6,095
Interest payable and similar charges   (21,161)        (14,418)        (27,233)
Exchange gain                              152             134             253
                                       (15,146)        (11,057)        (20,885)

Loss on ordinary activities before
 taxation                              (21,653)        (30,479)        (57,569)
Taxation                                    --              --              --
Loss for period                        (21,653)        (30,479)        (57,569)
Basic and diluted loss per share      GBP(0.01)         GBP(0.02)         $(0.04)



All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.



    Consolidated reconciliation of changes in equity shareholders' funds

                                                   Three months ended 31 March
                                                  2004        2005        2005
                                               GBP'000     GBP'000       $'000
Loss for period                                (21,653)    (30,479)    (57,569)
Issue of share capital                             443           5           9
Shares to be issued under share option plans       572         527         995
Warranty fair value                               (317)       (298)       (562)
Exchange differences                           (23,860)     (9,820)    (18,548)
Net changes in equity shareholders' funds      (44,815)    (40,065)    (75,675)
Opening equity shareholders' funds             834,401     698,556   1,319,433
Closing equity shareholders' funds             789,586     658,491   1,243,758



                                   Consolidated balance sheet

                               At 31           At 31        At 31
                          March 2004   December 2004   March 2005
                             GBP'000         GBP'000      GBP'000        $'000
ASSETS
Non-current assets
Property, plant and
 equipment                 1,204,566       1,197,063    1,139,565    2,152,410
Intangible assets             66,445          65,783       62,767      118,554
Total non-current assets   1,271,011       1,262,846    1,202,332    2,270,964

Current assets
Trade receivables            188,362         199,074      203,778      384,896
Prepaid expenses and
 other debtors                47,688          48,459       60,390      114,065
Cash and cash
 equivalents                 786,123         452,716      349,024      659,237
Total current assets       1,022,173         700,249      613,192    1,158,198

Total assets               2,293,184       1,963,095    1,815,524    3,429,162

EQUITY
Capital and reserves
Share capital              2,354,316       2,354,443    2,354,448    4,447,081
Other reserves               100,218          77,543       67,952      128,348
Retained earnings         (1,664,948)     (1,733,430)  (1,763,909)  (3,331,671)
Total equity                 789,586         698,556      658,491    1,243,758

LIABILITIES
Non-current liabilities
Convertible debt             629,718         365,579      231,332      436,940
Non-convertible debt         422,773         363,365      352,000      664,858
Provisions for
 liabilities & charges        54,521          48,708       44,934       84,871
Total non-current
 liabilities               1,107,012         777,652      628,266    1,186,669

Current liabilities
Convertible debt                  --              --      127,994      241,755
Non-convertible debt              --          81,692           --           --
Trade & other payables       396,586         405,195      400,773      756,980
Total current
 liabilities                 396,586         486,887      528,767      998,735

Total liabilities          1,503,598       1,264,539    1,157,033    2,185,404

Total equity and
 liabilities               2,293,184       1,963,095    1,815,524    3,429,162




                        Consolidated cash flow statement

                                                    Three months ended 31 March
                                                     2004      2005       2005
                                                  GBP'000   GBP'000      $'000
Net cash generated from operating activities       46,466    22,410     42,328

Cash flows from investing activities
Purchase of tangible fixed assets                 (31,557)  (31,440)   (59,384)
Disposal of tangible fixed assets                   2,454        --         --
Net cash used in investing activities             (29,103)  (31,440)   (59,384)

Cash flows from financing activities
Interest paid, finance costs and similar charges   (8,844)  (10,000)   (18,888)
Interest received                                   5,233     3,158      5,965
Issue of ordinary shares                              443         5          9
Redemption of non-convertible debt                     --   (80,927)  (152,855)
Net cash used in financing activities              (3,168)  (87,764)  (165,769)

Net movement in cash and cash equivalents          14,195   (96,794)  (182,825)
Cash and cash equivalents at beginning of period  802,382   452,716    855,090
Effect of exchange rate changes on cash and cash
equivalents                                       (30,454)   (6,898)   (13,028)
Cash and cash equivalents at end of period        786,123   349,024    659,237



                       NOTES TO THE FINANCIAL INFORMATION

1.   Basis of presentation and principal accounting policies

     COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial information has been presented for the Group for the three months ended 31 March 2005.

     The financial information for the three months ended 31 March 2005 is unaudited and does not constitute statutory accounts within the meaning of
     Section 240 of the Companies Act 1985. The financial information has been prepared in accordance with the measurement principles within International Financial Reporting Standards (IFRS) that had been published by 31 December 2004 and apply to accounting periods beginning on or after 1 January 2005. The standards used are those endorsed by the EU together with those standards and interpretations that have been issued by the IASB but had not been endorsed by the EU by 31 March 2005. The 2004 comparative information has, as permitted by IFRS 1, been prepared taking advantage of the following transitional exemptions:

     (i) Business combinations prior to the transition date of 1 January 2004 have not been restated.

     (ii) The Company has elected to adopt recognition and measurement criteria requirements only to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.

     (iii)The Company has reset the cumulative translation differences for all foreign operations to GBPnil as at 1 January 2004.

     The  Company  has  elected to comply  with IAS 32  "Financial  Instruments:
     Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2004.

     Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. The Company's first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented here.

     Additionally, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

     Accounting policies and presentation applied are therefore not consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS. Details of changes in accounting policies and their financial impact are set out in notes 7 and 8.

     Certain British pound amounts in the financial information have been translated into U.S. dollars at 31 March 2005 and for the periods then ended at the rate of $1.8888 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2.   Segmental information

     The Group operates in a single business segment, telecommunications, and in the geographical areas as shown below.

     The reported segments have been changed from those previously reported as a result of the reorganisation which was announced in late 2004. The new segments are Germany, UK, France and Strategic Markets. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

     Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

     For the three months ended 31 March 2005, 31 December 2004 and 31 March 2004, turnover and result by segment was as follows:


                                Three months ended 31 March 2005

                        Germany     UK     France    Strategic  Total
                                                     Markets
                        GBP'000  GBP'000  GBP'000    GBP'000   GBP'000
Carrier                  24,044    7,510    4,784     24,192    60,530
Non-carrier              59,006   22,351   16,817     26,500   124,674
Total switched           83,050   29,861   21,601     50,692   185,204
Non-switched             33,510   29,734   18,132     40,150   121,526
Other                        --       20       --        387       407
Turnover by segment     116,560   59,615   39,733     91,229   307,137
Operating result by
 segment                 (4,350)  (8,779)  (2,149)    (4,144)  (19,422)


                                Three months ended 31 December 2004

                        Germany     UK     France     Strategic   Total
                                                      Markets
                        GBP'000  GBP'000  GBP'000     GBP'000   GBP'000
Carrier                  29,499    7,298    3,916     23,225    63,938
Non-carrier              60,241   21,137   16,287     25,613   123,278
Total switched           89,740   28,435   20,203     48,838   187,216
Non-switched             34,487   28,111   18,465     39,503   120,566
Other                       195       --       --        365       560
Turnover by segment     124,422   56,546   38,668     88,706   308,342
Operating result by
 segment                 (7,444)  (6,848)  (2,889)    (8,082)  (25,263)


                                Three months ended 31 March 2004

                        Germany     UK     France   Strategic   Total
                                                    Markets
                        GBP'000  GBP'000  GBP'000   GBP'000    GBP'000
Carrier                  30,158    8,001    2,225    23,355     63,739
Non-carrier              53,463   29,391   17,533    23,226    123,613
Total switched           83,621   37,392   19,758    46,581    187,352
Non-switched             32,956   28,555   17,296    36,046    114,853
Other                        --       89       --       562        651
Turnover by segment     116,577   66,036   37,054    83,189    302,856
Operating result by
 segment                 (1,137)    (364)     865    (5,871)    (6,507)


In addition, for the three months ended 31 March 2005, 31 December 2004 and 31 March 2004, turnover by customer segment is presented below. Corporate turnover includes services to corporate and government accounts. Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs).

                                           Three months ended 31 March 2005

                                   Corporate          Wholesale          Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                  --             60,530          60,530
Non-carrier                          83,232             41,442         124,674
Total switched                       83,232            101,972         185,204
Non-switched                         96,430             25,096         121,526
Other                                   336                 71             407
Turnover                            179,998            127,139         307,137


                                        Three months ended 31 December 2004

                                   Corporate          Wholesale          Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                  --             63,938          63,938
Non-carrier                          85,156             38,122         123,278
Total switched                       85,156            102,060         187,216
Non-switched                         94,497             26,069         120,566
Other                                   560                 --             560
Turnover                            180,213            128,129         308,342


                                          Three months ended 31 March 2004

                                   Corporate          Wholesale          Total
                                    GBP'000            GBP'000         GBP'000
Carrier                                  --             63,739          63,739
Non-carrier                          89,587             34,026         123,613
Total switched                       89,587             97,765         187,352
Non-switched                         84,949             29,904         114,853
Other                                   547                104             651
Turnover                            175,083            127,773         302,856


Turnover for the three months ended 31 March 2005, compared to the three months ended 31 December 2004 and 31 March 2004 and after excluding the impact of foreign exchange, is shown below:


                            Compared to Q4 2004          Compared to Q1 2004

                 Q1 2005   Q1 2005     % Growth         Q1 2005     % Growth
                 GBP'000   GBP'000                      GBP'000
                  Actual  Adjusted  Actual  Adjusted  Adjusted  Actual  Adjusted
                               (1)                (1)      (2)               (2)
Corporate
Switched          83,232    83,386   (2.3)    (2.1)     81,923   (7.1)    (8.6)
Non-switched      96,430    96,637    2.0      2.3      94,863   13.5     11.7
Other                336       337     --       --         331     --       --
Total            179,998   180,360   (0.1)     0.1     177,117    2.8      1.2

Wholesale
Carrier           60,530    60,623   (5.3)    (5.2)     59,448   (5.0)    (6.7)
Non-carrier       41,442    41,539     8.7      9.0     40,697   21.8     19.6
Total switched   101,972   102,162   (0.1)     0.1     100,145    4.3      2.4
Non-switched      25,096    25,142   (3.7)    (3.6)     24,707  (16.1)   (17.4)
Other                 71        71     --       --          70     --       --
Total            127,139   127,375   (0.8)    (0.6)    124,922   (0.5)    (2.2)

Total
Carrier           60,530    60,623   (5.3)    (5.2)     59,448   (5.0)    (6.7)
Non-carrier      124,674   124,925    1.1      1.3     122,620    0.9     (0.8)
Total switched   185,204   185,548   (1.1)    (0.9)    182,068   (1.1)    (2.8)
Non-switched     121,526   121,779    0.8      1.0     119,570    5.8      4.1
Other                407       408     --       --         401     --       --
Total            307,137   307,735   (0.4)    (0.2)    302,039    1.4     (0.3)


(1) Q1 2005 turnover has been restated using Q4 2004 exchange rates, and compared to turnover which was reported in Q4 2004
(2) Q1 2005 turnover has been restated using Q1 2004 exchange rates, and compared to turnover which was reported in Q1 2004


3. Loss per share

                                                   Three months ended 31 March
                                                  2004         2005        2005
                                               GBP'000      GBP'000       $'000
Loss for period                                (21,653)     (30,479)    (57,569)
Weighted average of ordinary shares ('000)   1,509,139    1,511,134   1,511,134
Basic and diluted loss per share              GBP(0.01)    GBP(0.02)     $(0.04)



4. Reconciliation of net loss to cash generated from operations

                                               Three months ended 31 March
                                            2004           2005           2005
                                         GBP'000        GBP'000          $'000
Loss for the period                      (21,653)       (30,479)       (57,569)
Exchange differences                        (152)          (134)          (253)
Interest payable                          21,161         14,418         27,233
Interest receivable                       (5,863)        (3,227)        (6,095)
Depreciation                              54,146         56,474        106,668
Share option charge                          572            527            995
Movement in debtors                       21,613        (23,335)       (44,075)
Movement in creditors                    (17,674)        11,065         20,900
Movement in provisions                    (6,065)        (3,033)        (5,729)
Exchange differences                         381            134            253
Cash generated from operations            46,466         22,410         42,328


5. EBITDA reconciliation

                                                Three months ended 31 March
                                            2004           2005           2005
                                         GBP'000        GBP'000          $'000
Cash generated from operations            46,466         22,410         42,328
Movement in debtors                      (21,613)        23,335         44,075
Movement in creditors                     17,674        (11,065)       (20,900)
Total working capital adjustments         (3,939)        12,270         23,175
Movement in provisions                     6,065          3,033          5,729
Exchange differences                        (381)          (134)          (253)
Share option charge                         (572)          (527)          (995)
EBITDA                                    47,639         37,052         69,984


6. Free cash flow reconciliation

                                                Three months ended 31 March
                                            2004           2005           2005
                                         GBP'000        GBP'000          $'000
EBITDA                                    47,639         37,052         69,984
Movement in debtors                       21,613        (23,335)       (44,075)
Movement in creditors                    (17,674)        11,065         20,900
Movement in provisions                    (6,065)        (3,033)        (5,729)
Exchange differences                         381            134            253
Share option charge                          572            527            995
Interest paid                             (8,844)       (10,000)       (18,888)
Interest received                          5,233          3,158          5,965
Capital expenditure                      (29,103)       (31,440)       (59,384)
Free cash inflow (outflow)                13,752        (15,872)       (29,979)



7. Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

   A reconciliation and explanation of the difference between the consolidated income statement for the year ended 31 December 2004 is shown below:

                                         Year ended 31 December 2004
                               UK GAAP      Effect of transition       IFRS
                                                 to IFRS

                              GBP'000           GBP'000             GBP'000

Turnover (i)                1,214,020             4,627            1,218,647

Cost of sales
 Interconnect and network    (813,728)               --             (813,728)
 Network depreciation        (191,969)               --             (191,969)
                           (1,005,697)               --           (1,005,697)

Gross profit                  208,323             4,627              212,950

Operating expenses
 Selling, general and
  administrative (ii)        (246,633)           (2,077)            (248,710)
 Other depreciation and
  amortisation (iii)          (30,519)            2,027              (28,492)
                             (277,152)              (50)            (277,202)

Operating loss                (68,829)            4,577              (64,252)

Other income (expense)
 Interest receivable           21,001                --               21,001
 Debt settlement expense
  (iv)                            205           (12,080)             (11,875)
 Interest payable and
  similar charges (iv)        (66,812)          (13,133)             (79,945)
 Exchange gain                      4                --                    4
                              (45,602)          (25,213)             (70,815)

Loss on ordinary
 activities before
 taxation                    (114,431)          (20,636)            (135,067)
Taxation                           --                --                   --
Loss for period              (114,431)          (20,636)            (135,067)
Basic and diluted loss
 per share                   GBP(0.08)         GBP(0.01)            GBP(0.09)


A reconciliation and explanation of the difference between the consolidated income statement for the three months ended 31 March 2004 and 31 December 2004 is shown below:

                        Three months ended              Three months ended
                         31 March 2004                   31 December 2004

                 UK GAAP     Effect of    IFRS     UK GAAP   Effect of    IFRS
                            transition                       transition
                             to IFRS                          to IFRS
                 GBP'000     GBP'000   GBP'000    GBP'000    GBP'000    GBP'000

Turnover (i)     301,110       1,746    302,856    307,967       375    308,342

Cost of sales
 Interconnect
  and network   (198,090)         --   (198,090)  (202,797)       --   (202,797)
 Network
  depreciation   (46,808)         --    (46,808)   (52,814)       --    (52,814)
                (244,898)         --   (244,898)  (255,611)       --   (255,611)

Gross profit      56,212       1,746     57,958     52,356       375     52,731

Operating
 expenses
 Selling,
  general and
  administrative
  (ii)           (56,555)       (572)   (57,127)   (69,610)     (513)   (70,123)
 Other
  depreciation
  & amortisation
  (iii)           (7,846)        508     (7,338)    (8,390)      519     (7,871)
                 (64,401)        (64)   (64,465)   (78,000)        6    (77,994)

Operating loss    (8,189)      1,682     (6,507)   (25,644)      381    (25,263)

Other income
 (expense)
Interest
 receivable        5,863          --      5,863      4,364        --      4,364
Debt
 settlement
 expense (iv)         --          --         --         --   (11,398)   (11,398)
Interest
 payable and
 similar
 charges (iv)    (17,612)     (3,549)   (21,161)   (15,335)   (2,414)   (17,749)
Exchange gain
 (loss)              152          --        152       (218)       --       (218)
                 (11,597)     (3,549)   (15,146)   (11,189)  (13,812)   (25,001)

Loss on
 ordinary
 activities
 before
 taxation        (19,786)     (1,867)   (21,653)   (36,833)  (13,431)   (50,264)
Taxation              --          --         --         --        --         --
Loss for
 period          (19,786)     (1,867)   (21,653)   (36,833)  (13,431)   (50,264)
Basic and
 diluted loss
 per share      GBP(0.01)    GBP0.00   GBP(0.01)  (GBP0.02) (GBP0.01)  GBP(0.03)


(i) Installation fees revenue recognition - Under IFRS, all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii) Share option schemes - Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share based payments" the Group is required to charge the profit and loss account with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii) Goodwill - Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. The difference represents the reversal of the 2004 goodwill amortisation.

(iv) Convertible debt - Under IAS 32 "Financial instruments: Disclosure and presentation" the interest charge on convertible debt is increased to equal the interest charge on equivalent debt which does not have conversion rights.

Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Other Reserves in Equity Shareholders' Funds in the Group's balance sheet.

Under IFRS the gain or loss on early redemption of debt (known as the debt settlement income /expense) since 1 January 2004 is required to be restated. Upon early redemption of debt under IFRS it is necessary to allocate the cost of redemption between that relating to the debt and equity elements. The cost allocated to the debt is equal to the fair value of the debt at the time of the redemption. The fair value of the debt is measured by discounting the cash flows which would have been earned by a debt holder from point of redemption to maturity by the rate of interest payable on equivalent non convertible debt.

The difference between the cost of redemption and the fair value of the debt has been taken to the profit and loss account. The difference between the cost of redemption and the cost allocated to debt (i.e. the fair value of the debt) has been allocated to the equity element and taken to the convertible debt reserve.



8. Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

A reconciliation and explanation of the difference between the consolidated balance sheet as at 1 January 2004 (the date of transition to IFRS) and 31 December 2004 is shown below:

                         As at 1 January 2004                As at 31 December 2004
                   UK GAAP    Effect of     IFRS         UK GAAP    Effect of    IFRS
                             transition                             transition
                               to IFRS                               to IFRS
                  GBP'000     GBP'000     GBP'000       GBP'000     GBP'000    GBP'000
ASSETS
Non-current
 assets
Property,
 plant and
 equipment (i)   1,344,285    (57,792)   1,286,493      1,253,502    (56,439)   1,197,063
Intangible
 assets (i)(iii)     9,493     57,792       67,285          7,317     58,466       65,783
Total
 non-current
 assets          1,353,778         --    1,353,778      1,260,819      2,027    1,262,846

Current
 assets
Trade
 receivables       199,849         --      199,849        199,074         --      199,074
Prepaid
 expenses and
 other debtors(v)   66,834      1,051       67,885         48,078        381       48,459
Cash and cash
 equivalents       802,382         --      802,382        452,716         --      452,716
Total current
 assets          1,069,065      1,051    1,070,116        699,868        381      700,249
Total assets     2,422,843      1,051    2,423,894      1,960,687      2,408    1,963,095

EQUITY
Capital and
 reserves
Share            2,353,658         --    2,353,658      2,354,443         --    2,354,443
 capital
Other reserves
 (viii)             27,574     96,463      124,037         27,359     50,184       77,543
Retained
 earnings (vii) (1,518,534)  (124,760)  (1,643,294)    (1,633,708)   (99,722)  (1,733,430)
Total equity       862,698    (28,297)     834,401        748,094    (49,538)     698,556

LIABILITIES
Non-current
 liabilities
Convertible
 debt (vi)         700,131    (43,966)     656,165        382,320    (16,741)     365,579
Non-convertible
 debt              444,418         --      444,418        363,365         --      363,365
Provisions for
 liabilities
 and charges        62,860         --       62,860         48,708         --       48,708
Total
 non-current
 liabilities     1,207,409    (43,966)   1,163,443        794,393    (16,741)     777,652

Current
 liabilities
Non-convertible
 debt                   --         --           --         81,692         --       81,692
Trade and
 other payables
 (iv)              352,736     73,314      426,050        336,508     68,687      405,195
Total current
 liabilities       352,736     73,314      426,050        418,200     68,687      486,887
Total
 liabilities     1,560,145     29,348    1,589,493      1,212,593     51,946    1,264,539
Total equity
 and
 liabilities     2,422,843      1,051    2,423,894      1,960,687      2,408    1,963,095


A reconciliation and explanation of the difference between consolidated balance sheet as at 31 March 2004 is shown below:

                                              As at 31 March 2004
                                 UK GAAP            Effect of            IFRS
                                                   transition
                                                     to IFRS
                                 GBP'000             GBP'000           GBP'000
ASSETS
Non-current assets
Property, plant and
 equipment (i)                 1,262,020            (57,454)         1,204,566
Intangible assets (i)(iii)         8,483             57,962             66,445
Total non-current assets       1,270,503                508          1,271,011

Current assets
Trade receivables                188,362                 --            188,362
Prepaid expenses and other
 debtors (v)                      46,954                734             47,688
Cash and cash equivalents        786,123                 --            786,123
Total current assets           1,021,439                734          1,022,173
Total assets                   2,291,942              1,242          2,293,184

EQUITY
Capital and reserves
Share capital                  2,354,316                 --          2,354,316
Other reserves (viii)             27,359             72,859            100,218
Retained earnings (vii)       (1,559,876)          (105,072)        (1,664,948)
Total equity                     821,799            (32,213)           789,586

LIABILITIES
Non-current liabilities
Convertible debt (vi)            667,831            (38,113)           629,718
Non-convertible debt             422,773                 --            422,773
Provisions for liabilities
 and charges                      54,521                 --             54,521
Total non-current              1,145,125            (38,113)         1,107,012
 liabilities

Current liabilities
Trade and other payables (iv)    325,018             71,568            396,586
Total current liabilities        325,018             71,568            396,586
Total liabilities              1,470,143             33,455          1,503,598
Total equity and liabilities   2,291,942              1,242          2,293,184


(i) Software assets - IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii) Share option schemes - Under IFRS 2 "Share based payments" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vii) and (viii) below).

(iii) Goodwill - Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation.

(iv) Installation fees revenue recognition - Under IFRS all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. This results in an increase in deferred revenue within creditors.

(v) Warrants fair value - Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet at their fair value. The movement in the value of the warrants is recorded as a movement in reserves.

(vi) Convertible debt - Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Equity Shareholders' Funds in the Group's balance sheet. The impact on the carrying value of debt shown in creditors is partially offset by the increased accretion under IFRS. As the debt is Euro denominated and its carrying value has changed the foreign exchange gain or loss taken to reserves has also been adjusted.

(vii) Adjustment to retained earnings - The impact of the adjustments on retained earnings is as follows:

                                    As at             As at             As at
                                 1 January          31 March         31 December
                                    2004              2004               2004
                                 GBP'000           GBP'000            GBP'000
Share option scheme
 (note ii)                        (1,892)           (2,464)            (3,969)
Retranslation reserve
 disclosed within Other
 Reserves under IFRS                  --            21,556                798
Goodwill (note iii)                   --               508              2,027
Installation fees
 revenue recognition (note iv)   (73,314)          (71,568)           (68,687)
Convertible debt (note vi)       (49,554)          (53,104)           (29,891)
                                (124,760)         (105,072)           (99,722)


(viii) Adjustment to other reserves - The impact of the adjustments on other reserves is as follows:
                                   As at             As at              As at
                                 1 January          31 March         31 December
                                    2004              2004               2004
                                 GBP'000           GBP'000            GBP'000
Share option scheme
 (note ii)                         1,892             2,464              3,969
Retranslation reserve
 disclosed within Other
 Reserves under IFRS                  --           (21,556)              (798)
Convertible debt (note vi)        93,520            93,520             47,247
Warranty fair value
 (note v)                           1,051               734                381
Impact of convertible
 debt on retranslation
 reserve (note vi)                    --            (2,303)              (615)
                                  96,463            72,859             50,184


9. Summary of differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP")

a. Effects of conforming to US GAAP - impact on net loss

                                                    3 months ended 31 March
                                                  2004        2005        2005
                                               GBP'000     GBP'000       $'000
Loss for the period under IFRS                 (21,653)    (30,479)    (57,569)
Share based compensation (i)                       506         492         929
Capitalised interest, net of depreciation (ii)  (1,096)       (828)     (1,564)
Profit on sale of IRUs (iii)                       261         261         493
Warrants (iv)                                     (317)       (298)       (563)
Impairment (v)                                  (2,805)     (2,805)     (5,297)
Convertible debt (vii)                           3,549       2,067       3,904
Loss for the period under US GAAP              (21,555)    (31,590)    (59,667)
Weighted average number of ordinary shares
 ('000)                                       1,509,139   1,511,134   1,511,134
Basic and diluted loss per share under US
 GAAP                                         (GBP0.01)   (GBP0.02)     ($0.04)


b. Effects of conforming to US GAAP - impact on net equity

                                      As at             As at            As at
                                    31 December       31 March         31 March
                                       2004             2005             2005
                                     GBP'000          GBP'000            $'000
Equity shareholders'
 funds under IFRS                    698,556           658,491        1,243,758
Deferred compensation (i)            (10,429)          (10,464)         (19,764)
Unearned compensation (i)                (39)              (55)            (104)
Additional paid in share capital(i)   10,468            10,519           19,868
Capitalised interest,
 net of depreciation (ii)             34,167            33,339           62,971
Deferred profit on sale
 of IRUs (iii)                       (16,679)          (16,418)         (31,010)
Impairment (v)                        81,948            79,143          149,485
Amortisation of intangibles (vi)       6,016             6,016           11,363
Convertible debt (vii)               (16,742)          (14,172)         (26,768)
Equity shareholders'
 funds under US GAAP                 787,266           746,399        1,409,799

(i)  The Group operates an Inland Revenue approved Savings-Related Share
Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20% of market value. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted, and is spread over the vesting period of the options. Under US GAAP, the P&L charge is calculated as the difference between the market value of the shares on the date of grant and the option price, and this is also spread over the vesting period of the options. Also under US GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer.

The Group also operates a Group Share Plan (the "Option Plan"). Under this plan, options are granted to key employees of the Group. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted and is spread over the vesting period of the options. Under US GAAP, no P&L charge is required to be recorded, although a pro forma disclosure of the Group's result as if a charge had been calculated under SFAS 123 "Accounting for Stock-Based Compensation" is given in note 9c.

(ii) Under IFRS, the Group does not capitalise interest. Under US GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

(iii) In 2000 and 2001, the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRUs"). Under IFRS, these transactions were accounted for as outright sales. Under US GAAP, these transactions are treated as 20-year operating leases.

(iv) The Group has received warrants from certain suppliers. Under IFRS, these warrants are carried at fair value, and subsequent changes in fair value are reflected in reserves. Under US GAAP, these warrants are also recorded at fair value, but subsequent changes are reflected in the profit and loss account.

(v) During 2002, the Group recorded a charge in respect of the impairment of goodwill, other intangible assets, network and non-network assets. Under IFRS, being the grandfathered UK GAAP position, this charge was GBP551.0 million. Under US GAAP, the charge was GBP443.8 million. The assets which were impaired under IFRS but not impaired under US GAAP continue to be depreciated under US GAAP.

(vi) The Group acquired ImagiNet in July 1998, with the purchase consideration including deferred shares and payments. On transition to IFRS, the ImagiNet goodwill was frozen at its amortised value on 1 January 2004 and it is now subject to an annual impairment test. This goodwill includes the deferred shares and payments which were included in the calculation of the purchase consideration. Under US GAAP, this goodwill was amortised until 31 December 2001 and after this date amortisation was ceased and the goodwill is now tested for impairment annually. The deferred shares and payments were excluded from the purchase consideration under US GAAP and were recognised as compensations expense in the profit and loss accounts over the periods in which the payments vested.

(vii) The Group has issued convertible debt. Under IFRS, this debt has been split between the element which relates to debt and the element which is deemed to relate to conversion rights. The element which relates to the conversion rights is classified in equity. Additionally, the interest charge is increased to equal the interest charge on equivalent debt which does not have conversion rights. Under US GAAP, the whole liability is included within creditors, and the interest charge equals the coupon rate plus accretion.

Under IFRS, upon early redemption of debt it is necessary to allocate the cost of redemption between the element which relates to debt the element which relates to equity. The cost allocated to the debt is equal to the fair value of the debt at the time of the redemption. The difference between the cost of redemption and the fair value of the debt is taken to the profit and loss account. The difference between the cost of redemption and the cost allocated to debt (ie fair value of the debt) is allocated to the equity element and taken to the convertible debt reserve. Under IFRS, the profit or loss on redemption is the difference between the cost of redemption and the carrying value of debt which is included in creditors.

c. Effects of conforming to U.S. GAAP - stock options

At 31 March 2005 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 31 December 2004 would have been GBP34.7 million ($65.6 million).


                             ADDITIONAL INFORMATION

                               Operating statistics

                                 Q1 04      Q4 04       Q1 05      Growth     Growth
                                                                   Q1 05 -    Q1 05 -
                                                                   Q1 04      Q4 04
Customers (at end of quarter)

UK                               2,886      2,778       2,799        (3%)        1%
Germany                          7,134      7,649       7,685         8%         0%
France                           3,176      3,097       3,070        (3%)       (1%)
Strategic Markets                7,535      8,199       8,671        15%         6%
                                20,731     21,723      22,225         7%         2%

Customers (at end of quarter)

Corporate                       19,750     20,523      20,982         6%         2%
Wholesale                          981      1,200       1,243        27%         4%
                                20,731     21,723      22,225         7%         2%

Switched Minutes (million) (for quarter)

UK                               1,034        933         990        (4%)        6%
Germany                          3,425      3,587       3,580         5%         0%
France                             588        855         953        62%        11%
Strategic Markets                1,402      1,222       1,350        (4%)       10%
                                 6,449      6,597       6,873         7%         4%

Private Wire VGEs (000) (at end of quarter)

UK                               9,039     10,249      10,552        17%         3%
Germany                          9,286     12,201      12,624        36%         3%
France                           2,856      3,615       4,410        54%        22%
Strategic Markets                7,289     10,299      11,260        54%         9%
                                28,470     36,364      38,846        36%         7%
Headcount (at end of quarter)

UK                               1,160      1,122       1,148        (1%)        2%
Germany                          1,125      1,034         991       (12%)       (4%)
France                             437        419         413        (5%)       (1%)
Strategic Markets                1,112      1,093       1,074        (3%)       (2%)
India                               --        201         272        n/a        35%
                                 3,834      3,869       3,898         2%         1%


Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. Headcount comprises active employees excluding temporary and contract workers.

Certain comparative figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

                             ADDITIONAL INFORMATION

                             Key financial data

                                                     Three months ended
                                       31 March        31 December      31 March
                                         2004              2004           2005
                                        GBP'm             GBP'm          GBP'm

Turnover                                302.9             308.3          307.1

Interconnect and network costs         (198.1)           (202.8)        (202.6)

Gross profit before depreciation        104.8             105.5          104.5

Gross profit before depreciation %       34.6%             34.2%          34.0%

Network depreciation                    (46.8)            (52.8)         (49.2)

Gross profit                             58.0              52.7           55.3
Loss for the period (1)                 (21.7)            (50.3)         (30.5)
EBITDA (2)                               47.6              35.4           37.1

(1) The loss for the three months ended 31 December 2004 includes a charge of GBP11.4 million on redemption of bonds
(2) EBITDA is earnings before interest, tax, depreciation, foreign exchange and debt settlement expense


Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 April, 2005                                 COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary